Exhibit 99.1

MAG SILVER CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

MAG Silver Corp. (the “Corporation”) is committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Corporation must follow to promote integrity and deter wrongdoing and is a reminder to our directors, officers and employees of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Corporation or any of its subsidiaries.

INTRODUCTION
Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply.  To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation.  It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed.  If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Corporate Secretary or the Chair of the Audit Committee (the “Audit Committee”) of the Board of Directors of the Corporation (the “Board”).

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code.  Violations of the law, our corporate policies or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct by all of our Directors, Officers, Employees and Other Representatives

We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings.  We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal interests and professional duties.

Fair Dealing
Directors, officers and employees are required to deal honestly, fairly and in a manner which fosters a climate of mutual respect with one another and with our business partners, competitors, customers, securityholders, suppliers, employees, consultants and other third parties including the communities in which we operate.  In our dealings with these parties, we:

•	prohibit bribes, kickbacks and any other form of improper payment, direct or indirect;

•	prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

•
limit the acceptance or offering of any gifts to or from our business partners to those which are of reasonable value and are appropriate in order to help build or maintain good business relationships, and prohibit our directors, officers and employees from offering any gifts or other benefits to public officials as consideration either for actions taken (or not taken) by the public official or for the official’s agreement to influence the action (or inaction) of its organization;

•	limit marketing and entertainment expenditures to those that are reasonable, job-related and consistent with our policies;

•	require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

•	protect all proprietary data provided to us by third parties as reflected in our agreements with them;

•
prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice; and

•	conduct all material transactions in a transparent manner.

Conflicts of Interest
Our directors, officers and employees are required to take reasonable steps to avoid situations that give rise to a conflict of interest between their personal interests and the interests of the Corporation.   All directors, officers and employees have an obligation to act in the best interests of the Corporation at all times.

A conflict of interest will arise when a director, officer or employee must choose between the Corporation’s best interests and his or her personal interests, including when a director, officer or employee has a personal interest (material or otherwise) in a transaction involving the Corporation.  Any situation where the judgment of a director, officer or employee may be compromised, where he or she could exercise undue favoritism to any party or where he or she receives a personal benefit of some kind is potentially a conflict of interest.  All personnel of the Corporation must strive to avoid situations that create a conflict or create the potential for a conflict.

Where circumstances in which a potential conflict of interest may arise or come to his or her knowledge, then the director, officer or employee must immediately disclose the facts to the Corporation.  If a director, officer or employee becomes aware of a material transaction or relationship (including those involving family members) that might reasonably be expected to give rise to a conflict of interest, he or she should discuss the matter promptly with the Corporate Secretary or the Chair of the Audit Committee.

Where a director has a conflict of interest, such director shall withdraw from any meeting of the Board, if required by the Board, while discussion on the applicable material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this shall not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the director from his or her obligation to inform the Board.  A director is not required to withdraw from a meeting of the Board or refrain from voting where the conflict is solely in respect of a matter where corporate law would otherwise permit the director to attend and vote, including with respect to the remuneration of the director in that person’s capacity as a director of the Corporation.

Corporate Opportunities
Directors, officers and employees are prohibited from using the Corporation’s property or information or their position with the Corporation for personal gain and taking personal advantage of opportunities that are discovered through the use of the Corporation’s property or information or through their position with the Corporation.

Confidentiality and Corporate Assets
Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners.  This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to us or our business partners.  This information is our property, or the property of our business partners, and in many cases was developed at great expense.  Our directors, officers and employees shall:

•	Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

•	Use confidential information only for our legitimate business purposes and not for personal gain;

•	Not disclose confidential information to third parties; and

•	Not improperly use the Corporation’s property or resources for personal gain or the personal gain of anyone else.

Fundamental Rights
The Corporation is committed to providing all employees a workplace that respects their basic human rights.  Each director, officer and employee at the Corporation has the right to work in an environment that is free from discrimination and harassment, including sexual harassment.  Every director, officer and employee is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment. The Corporation will take every incident of harassment or discrimination very seriously, and any director, officer and employee that is found to have engaged in conduct constituting discrimination or harassment will be disciplined.  In appropriate circumstances, officers or employees who have engaged in such conduct will be dismissed or removed from office, and, in the case of a director that is found to have engaged in such conduct, the Corporation may take the necessary steps to remove the director from his or her position as a director, including seeking the approval of the shareholders of the Corporation.

II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders, investors and other stakeholders with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators.  To this end, our directors, officers and employees shall:

•	not make false or misleading entries in our books and records for any reason;

•	not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

•	comply with generally accepted accounting principles at all times;

•	notify our Chief Financial Officer and/or the Chair of the Audit Committee if there is an unreported transaction;

•	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	maintain books and records that accurately and fairly reflect our transactions;

•	prohibit the establishment of any undisclosed or unrecorded funds or assets;

•
maintain a system of internal controls that will provide reasonable assurances to our management and to the Board that material information about the Corporation is made known to management and the Board, particularly during the periods in which our periodic reports are being prepared;

•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

•	not communicate to the public any nonpublic information unless expressly authorized to do so.

We have also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy, which governs our disclosure policies.  A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Governance and Nomination Committee.

III.           We Comply with all Laws, Rules and Regulations

We will comply with all laws, rules, regulations and policies (collectively, the “Applicable Laws”) that are applicable to our activities, and expect all our directors, officers and employees to obey the Applicable Laws.  Specifically, unless otherwise required by Applicable Laws, we are committed to:

•	maintaining a safe and healthy work environment;

•
promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability or other factors that are unrelated to the Corporation’s business interests;

•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	conducting our activities in full compliance with all applicable environmental laws;

•	keeping the political activities of our directors, officers and employees separate from our business;

•	prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

•	prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

•	prohibiting the sale or export, either directly or through our representatives, of our products to countries where goods such as ours may not be sold; and

•	complying with all applicable securities laws.

Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Corporation.  We have adopted an Insider Trading Policy in this regard, with which all directors, officers and employees must comply.  A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Governance and Nomination Committee.

REPORTING, WAIVER AND EFFECT OF VIOLATIONS
Compliance with this Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.  It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and if the normal chain of command cannot, for whatever reason, be used.

Administration
Our Board and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code.  To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.  Upon request, the Corporation will provide access to Lawson Lundell LLP, our external legal counsel, to answer any questions that directors, officers and employees may have regarding their obligations under the Code.

Reporting Violations and Questions
Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee.  Additionally, directors, officers, and employees may contact the Corporate Secretary or the Chair of the Audit Committee with a question or concern about this Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Lawson Lundell LLP, our external legal counsel.  The addresses and telephone numbers of these persons are listed in the attachment to this Code.

We will not allow any harassment, retaliation or any type of discrimination against a director, officer or employee who acts in good faith in reporting any violation

The Audit Committee, or a designated member of the Audit Committee, will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures, involving the Audit Committee or Chief

Executive Officer, when required.  All reports will be treated confidentially to every extent possible, consistent with the need to conduct an adequate investigation. All complaints, results of investigations, if any, and reports will be retained for seven years.

Consequences of a Violation
Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include demotion or, in appropriate circumstances, or upon shareholder approval, if applicable, immediate discharge or removal.  In addition, violation of any laws, governmental regulations or this Code could result in public disclosure of such violation including, without limitation, the names of parties involved.

Requests for Waivers
Requests for waivers from this Code must be delivered to the Audit Committee, together with a summary of all relevant facts and circumstances.  Waivers with respect to directors and officers may only be granted by the Board.  Waivers with respect to non-officer employees may be granted by the Chair of the Audit Committee. The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Corporation’s stock may be listed).

Names and Addresses (as of December 2011)

Reporting Contacts:
Corporate Secretary:	The Chair of our Audit Committee:
Name: Jody Harris Address:MAG Silver Corp. #770 – 800 West Pender Street Vancouver, BC V6C 2V6 Phone: 604-630-1399 E-mail: jharris@magsilver.com	Name: Derek White Address:MAG Silver Corp. #770 – 800 West Pender Street Vancouver, BC V6C 2V6 Phone: 604-807-7555 E-mail: dwhite@magsilver.com

Additional Reporting Contacts:

Our external legal counsel in Canada:	Our external legal counsel in the U.S.:

Lawson Lundell LLP Attn: Michael Lee Suite 1600, 975 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Phone: (604) 631-9139 Fax: (604) 694-2950 E-mail: mlee@lawsonlundell.com	Harris, Mericle & Wakayama, LLC Attn: John Mericle 901 Fifth Avenue, Suite 4100 Seattle, WA USA 98164 Phone: (425) 742-3985 Fax: (425) 742-4676 Email: jbmericle@comcast.net

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics of MAG Silver Corp. (the “Code”).  I will adhere in all respects to the ethical standards described in the Code.  I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to MAG Silver Corp. that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	Signature: _______________________ Name: __________________________ Title/Position: ____________________
Check one of the following:

☐           A Statement of Exceptions is attached.

☐           No Statement of Exceptions is attached.